Ecopetrol S.A reports on the Protocolization of the Bylaws Amendment Approved by the Extraordinary General Shareholders´ Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the amendment to the Bylaws of the company, which were approved by the General Assembly of Shareholders, in an extraordinary session on January 10, were formalized in Public Deed No. 137 dated February 20, 024 from the 6th Notary of Bogotá D.C. and further registered in the Chamber of Commerce of Bogotá.

The amendment to the bylaws of the company were approved by the General Shareholders’ meeting on January 10, 2024, and its full text were reported through this means on January 11, 2024.

Bogota D.C., February 27, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co